Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

March 2, 2021

VIA EDGAR TRANSMISSION

Office of Life Sciences

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Gores Technology Partners II, Inc.

Form S-1

Filed February 2, 2021

File No. 333-252461

Ladies and Gentlemen:

On behalf of our client, Gores Technology Partners II, Inc., a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 1, 2021, relating to the Registration Statement on Form S-1 of the Company (File No. 333- 252461) submitted with the Commission on February 2, 2021. We are concurrently filing via EDGAR amendment No.1 to the Registration Statement (“Amendment No. 1”). The changes reflected in Amendment No. 1 include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Risk Factors, page 72

1.

We note your disclosure that the exclusive forum provision in your warrant agreement applies to actions arising under the Securities Act. Please revise to state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Securities and Exchange Commission

March 2, 2021

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised pages 72 and 164 of Amendment No. 1 to add additional disclosure regarding the uncertainty that a court would enforce the exclusive forum provision in the warrant agreement with respect to claims asserting a cause of action under the Securities Act and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

2.	Tell us how your exclusive forum provision contained in your warrant agreement is consistent with your different exclusive forum provision that applies to derivative actions.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes the two exclusive forum provisions are separate and distinct and serve two different purposes. The exclusive forum provision in the Company’s amended and restated certificate of incorporation (the “Charter”) applies with respect to actions involving the internal affairs doctrine, including derivative actions and claims against an officer or director of the Company for breach of his or her fiduciary duties. The exclusive forum provision in the warrant agreement requires a warrant holder seeking to bring a claim against the Company on behalf of itself relating to the warrants. Accordingly, any claims brought by a warrant holder against the Company relating to the warrant agreement would be governed by the exclusive forum provision in the warrant agreement. Conversely, if a stockholder brought claims against the Company’s officers and directors, the exclusive forum provision in the Charter would apply. It is the type of claim that controls which exclusive forum provision applies – not whether the subject matter of the claim involves the warrant agreement.

The Company has revised pages 72 and 164 of Amendment No. 1 and Section 9.3 of the Warrant Agreement to add additional disclosure to clarify that the exclusive forum provision in the Warrant Agreement does not apply to any of the types of actions that are required to brought in the Court of Chancery in the State of Delaware pursuant to the Company’s Charter.

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Securities and Exchange Commission

March 2, 2021

Please contact the undersigned at (212) 310-8849 if you have any questions or need further information.

Sincerely yours,

/s/ Heather Emmel

Heather Emmel

cc:	Alec Gores

Chairman

Gores Technology Partners II, Inc.

Sasha Parikh

Al Pavot

Kasey Robinson

Joe McCann

Securities and Exchange Commission

Paul D. Tropp, Esq.

Christopher Capuzzi, Esq.

Ropes & Gray LLP

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